Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
MERRILL LYNCH APPOINTED JOINT CORPORATE BROKER TO RANDGOLD RESOURCES
London 22 June 2009 — Randgold Resources Limited is pleased to announce that it has appointed Merrill Lynch International to act as joint corporate broker beside Arbuthnot Securities, with immediate effect. HSBC Bank, which has advised Randgold Resources since before its listing on the London Stock Exchange in 1997, will remain the Company’s financial advisor.
Enquiries:

RANDGOLD RESOURCES	MERRILL LYNCH INTERNATIONAL
Financial director	Andrew Osborne
Graham Shuttleworth	+44 20 7996 2629
+44 1534 735 333/+44 779 614 4438
INVESTOR AND MEDIA RELATIONS — For further information contact Kathy du Plessis on telephone +44 207 557 7738, e-mail: randgoldresources@dpapr.com
www.randgoldresources.com
REGISTERED OFFICE — La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands
REGISTRARS — Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands
TRANSFER AGENTS — Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR